Paris, May 31, 2005

ANNUAL GENERAL MEETING

The Annual General Meeting of sanofi-aventis shareholders was held on May 31, 2005.

The General Meeting approved the financial statements for the year ended December 31, 2004.

Also approved was the distribution of a net dividend of 1.20 euro per share, a 17.6% increase over the previous year. The dividend will be paid out on June 7, 2005.

The General Meeting has reappointed PricewaterhouseCoopers Audit to serve as statutory auditors for a period of six years expiring at the end of the General Meeting held to approve the financial statements for the year ending December 31, 2010, with Mr. Pierre Coll reappointed Deputy Statutory Auditor for the same period.

The Board of Directors of sanofi-aventis in its meeting held after the General Meeting has resolved to cancel shares representing 1.15% of sanofi-aventis share capital, held by the Group in treasury. Following this cancellation, the share capital of sanofi-aventis amounts to €2,791,376,578 divided into 1,395,688,289 shares, each having a nominal value of €2.

During the General Meeting, Chairman and CEO Jean-François Dehecq confirmed the rapid and efficient integration of the new Group, in line with its strategy of strong, sustainable and profitable growth. Mr. Dehecq also stated that first quarter results supported the goals for 2005.

About sanofi-aventis
Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic disorders, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

The sanofi-aventis Group conducts its business in the United States through its subsidiaries Sanofi-Synthélabo Inc., Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc.

Forward Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com